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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Robinson                             J.                   Mack
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

4370 Peachtree Road, NE
--------------------------------------------------------------------------------
                                    (Street)

Atlanta                            Georgia                  30319-3000
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Atlantic American Corporation - AAME

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     ###-##-####
________________________________________________________________________________
4.   Statement for Month/Year

     December, 1999
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

               Chairman
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     4,944            I      401(k)
                                                                                                                         Plan (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           12/03/99       P              7,500        A     $2.80                     D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           12/14/99       P              6,000        A     $2.30                     D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           12/21/99       P              6,000        A     $2.375  779,219           D

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           N/A                                                      294,000           I      By Delta
                                                                                                                         Fire &
                                                                                                                         Casualty
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           12/03/99       P             45,000        A     $2.80 8,155,053           I      By Spouse
                                                                                                                         (2)***
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           N/A                                                    3,381,202           I      By Gulf
                                                                                                                         Capital
                                                                                                                         Services(3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           N/A                                                      936,702           I      By Delta
                                                                                                                         Life Ins.
                                                                                                                         Co.
====================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 5-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock
Option (4)                   N/A                                                Cmn. Stk.                  120,000   D
------------------------------------------------------------------------------------------------------------------------------------
Option to Buy(5)             N/A                                                Cmn. Stk.                    8,000   I     By Spouse
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses: *** Report person expressly disclaims beneficial ownership of such securities.
1 The information herein is based on a plan statement as of December 31, 1999. 2 Includes 271,585 shares held directly by spouse; 6,720 shares held by spouse, jointly with grandson; 3,908,256 shares held directly by Trust for daughter, Robin Robinson with spouse as Trustee; and, 3,968,492 shares held directly by Trust for daughter, Jill Robinson, with spouse as Trustee.
3 Reporting person individually holds a 24% interest in the Partnership. The remaining partnerships are held in equal shares by Trusts for the reporting person's daughters, with the reporting person's spouse as Trustee. The reporting person disclaims beneficial ownership for 76% of the securities held by Gulf Capital Services, representing the Trusts' proportionate part-nership interest.
4 Options to buy Common Stock, granted at exercise prices ranging from $2.50 to $3.734 per share under the Atlantic American Corporation 1992 Incentive Plan.
5 Granted pursuant to the Company's 1996 Director Stock Option Plan at option prices ranging from $3.00 to $4.4375.




---------------------------------------------            -----------------------
     J. Mack Robinson                                         Date
     **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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